THE NEEDHAM  FUNDS, INC.

Code of Ethics

For President & Chief Financial  Officer

The Needham Funds, Inc. (the "Fund") requires its President and Chief Financial Officer (the "Principal Officers"), to maintain the  highest  ethical  and  legal standards while performing their duties  and responsibilities  to the  Fund,  with  particular emphasis on those duties that relate to the preparation  and reporting  of the  financial  information of the Fund. The following principles and responsibilities shall govern the professional conduct of the Principal Officers:

1 . HONEST AND  ETHICAL CONDUCT.

The Principal Officers shall act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships, and shall report any material transaction or relationship that reasonably could be expected  to  give  rise to such conflict between their interests and those of the  Fund  to  the Audit  Committee, the full Board of Directors of the Fm1d, and in addition, to any  other  appropriate  person or entity that may reasonably be expected to deal with any conflict of interest in a timely and expeditious manner.

The Principal Officers shall act in good faith, responsibly, with  due care, competence and diligence, without misrepresenting material facts or allowing their independent judgment  to be  subordinated  or compromised.

2.	FINANCIAL RECORDS AND REPORTING

The Principal Officers shall provide full, fair, accurate, timely and understandable disclosure in the reports and/or other documents to be filed with or submitted to the Securities and Exchange Commission or other applicable body by the Fund, or that is otherwise publicly disclosed or communicated. The Principal Officers shall comply with applicable rules and regulations of federal, state, and local governments, and other appropriate  private  and public  regulatory agencies.

The Principal Officers shall respect the confidentiality  of  information  acquired in the course of their work and shall not disclose such information except when authorized or legally obligated to disclose. The Principal Officers will  not  use confidential information  acquired in the course of their duties as Principal   Officers.

The Principal Ot1icers shall share knowledge and maintain skills important and relevant to the Fund's needs; shall proactively promote ethical behavior of the Fund's employees and as a partner with industry peers and associates; and shall maintain control over and responsibly manage assets and resources employed or entrusted to them by the Fund.

3.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The Principal Officers shall establish and maintain mechanisms to oversee the compliance of the Fund with applicable federal, state or local law, regulation or administrative rule, and to identify, report and correct in a swift and certain manner, any detected deviations from applicable federal , state or local law, regulation or rule.

4.	COMPLIANCE WITH THIS CODE OF ETHICS

The Principal Officers shall promptly  report  any violations  of this  Code  of Ethics to the Audit Committee as well as the  full Board  of Directors  of the  Fund  and  shall be held accountable for strict adherence to this Code of Ethics. A proven failure to uphold the standards stated herein shall be grounds for such sanctions as shall be reasonably imposed by the Board of Directors  of the Funds.

5.	AMENDMENT AND W AIYER

This Code of Ethics may only be  amended  or modified by  approval  of the  Board of Directors. Any substantive amendment that is not technical or administrative in nature or any material waiver, implicit or otherwise, of any provision of this Code of Ethics, shall be communicated publicly in accordance with Item 2 of Form N-CSR under the Investment  Company  Act of 1940.

Adopted by the Board of Directors on April 17, 2003; reapproved October 16, 2003